

January 11, 2011

By Facsimile and U.S. Mail

Mr. Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re:** **Overstock.com, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed October 29, 2010**
> **File No. 000-49799**

Dear Mr. Byrne:

We have reviewed your supplemental response letter dated December 28, 2010 and have the following comment.

Form 10-Q for the quarterly period ended September 30, 2010
2. Accounting Policies, page 7
Sales returns allowance, page 12

1.   We read your response to comments one and two to our letter dated December 13, 2010. Please address the following:

- Refer to number 28 and Exhibit 1 of your response letter dated July 9, 2010. Your Exhibit 1 is entitled, "Estimate of Sales Returns compared to Actual Sales Returns Experience." Please provide to us a roll-forward of this schedule throughout each quarterly period in fiscal 2010. Further, please revise the schedule to add the first quarter of fiscal 2007.

- Please supplement this schedule with an analysis which shows the following: 1) the calculation of the difference between your sales returns estimate recorded at the end of the current quarter compared to your actual experience in the subsequent quarter; and 2) on a cumulative quarterly basis, any over or under accrual in your quarterly allowance for sales returns beginning in fiscal 2007 throughout the end of fiscal 2010. For example, the cumulative quarterly difference would be calculated every quarter by taking the current quarter's difference between the estimate recorded and subsequent quarter's actual returns and adding the prior cumulative quarterly differences between the estimated and actual sales returns. Lastly, explain to us the underlying reasons for any material over or under accruals in your allowance for sales returns observed on a cumulative quarterly basis. If material differences are noted in any quarterly or fiscal year end period, then explain to us how you concluded your allowance for sales returns was reasonable.

- We note "actual returns processed in subsequent quarters" provided in Exhibit 1 of your December 28, 2010 response reflects returns received in month four or thereafter of the sale. Please confirm that the actual returns processed in subsequent quarters relate to the sales for the quarter indicated in your exhibit. Further, please supplement your table to include a table showing the actual returns processed each month including the month of the sale.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding this comment on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief